Exhibit 99.2

IFM INVESTMENTS LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ADJOURNED ANNUAL GENERAL MEETING
to Be Held on Thursday, May 31, 2012
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of IFM Investments Limited (the “Company”) adjourned on December 30, 2011 will be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China on Thursday, May 31, 2012, 10:00 a.m. , local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.                       To receive and consider the audited financial statements and reports of the directors and auditors for the year ended December 31, 2010.

2.                       To re-elect the following Directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

1.                       Harry Lu

2.                       Kevin Cheng Wei

3.                       Qiang Chai

3.                       To transact such other business as may properly come before the adjourned AGM or any adjournment or adjournments thereof.

Only the Shareholders of the Company of record at the close of business on May 7, 2012 (the “Record Date”) are entitled to notice of and only the holders of record of Class A Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Class A ordinary shares at the close of business on the Record Date are entitled to vote at the adjourned AGM and any adjourned or postponed meeting thereof.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.century21cn.com, or by contacting IFM Investments Limited 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, telephone: +86-10-65617788, Fax: +86-10-65613321, email: ir@century21cn.com.

Beijing, May 9, 2012.

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IFM INVESTMNETS LIMITED
(Incorporated in the Cayman Islands with limited liability)

(the “Company”)

Form of Proxy for Adjourned Annual General Meeting
to Be Held on Thursday, May 31, 2012
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of IFM Investments Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of the Company to be exercised at the Adjourned Annual General Meeting of the Company (the “AGM”) to be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China at 10:00 a.m. on Thursday, May 31, 2012, (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Adjourned Annual General Meeting (the “AGM Notice”).

Only the shareholders of the Company of record at the close of business on May 7, 2012 (the “Record Date”) are entitled to notice of and only the holders of record of Class A Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote. The quorum of the AGM is one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about May 9, 2012.

The Class A Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands, with a copy delivered to its offices at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China], or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ms. Echo Zou) at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China before 12:00 p.m. (Eastern Standard Time) , on May 29, 2012

IFM INVESTMENTS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Adjourned Annual General Meeting
to Be Held on Thursday, May 31, 2012
(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                           of                                                   , being the registered holder of                                          Class A ordinary share(s) (1), par value US$0.001 per share (“Class A Ordinary Shares”), of IFM Investments Limited (the “Company”), hereby appoint the Chairman of the Adjourned Annual General Meeting (2) or                                          of                                                                                               as my/our proxy to attend and act for me/us at the Adjourned Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit (3).

No.	RESOLUTION	FOR (3)	AGAINST (3)	ABSTAIN (3)
1.

The resolution as set out in Item 1 of the Notice of Adjourned Annual General Meeting receiving the audited financial statements, Directors’ Report and Report of Auditor of the Company for the year ended December 31, 2010.

2.	The resolution as set out in Item 2 of the Notice of Adjourned Annual General Meeting re-electing Harry Lu as a director of the Company.
3.	The resolution as set out in Item 2 of the Notice of Adjourned Annual General Meeting re-electing Kevin Cheng Wei as a director of the Company.
4.	The resolution as set out in Item 2 of the Notice of Adjourned Annual General Meeting re-electing Qiang Chai as a director of the Company.

Dated , 2012	Signature(s) (4)

(1)

Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Class A Ordinary Shares in the Company registered in your name(s).

(2)

If any proxy other than the Chairman of the Adjourned Annual General Meeting is preferred, strike out the words “the Chairman of the Adjourned Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

(3)

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

(4)

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.